      							OMB Number	3235-0287
								Expires:		September 30, 1998
								Estimated average burden
								hours per response			0.5
FORM 4
/  /	Check this box if no longer
	subject to Section 16.  Form 4 or
	Form 5 obligations may continue.
	See Instruction 1(b).

				U.S. SECURITIES AND EXCHANGE COMMISSION
						Washington, D. C. 20549
				STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1.	Name and Address of Reporting Person*
	Harlan, Michael W., 12111 Pinerock Lane, Houston, TX 77024
	(Last) (First) (Middle), (Street), (City) (State) (Zip)

2.	Issuer Name and Ticker/Trading Symbol:  Waste Connections, Inc. (WCNX)

3.	IRS or Social Security Number of Reporting Person (Voluntary):

4.	Statement for Month/Year:  May 1999

5.	If Amendment, Date of Original (Month/Year)	___________

6.	Relationship of reporting person to issuer
	(Check all applicable)

	_XX___ Director			____ 10% Owner
	______ Officer (give		____ Other (specify
          title below)			  below)

7.	Individual or Joint/Group Filing (Check Applicable line)
	 XX  Form filed by one Reporting Person
	____ Form filed by More than One Reporting Person

FORM 4 (continued)							Page 2 of 4 Pages

Table I -	Non-Derivative Securities Acquired, Disposed of,
		or Beneficially Owned

1.	Title of Security (Instr. 3):  N/A

2.	Transaction Date (Month/Day/Year):  N/A

3.	Transaction Code (Instr. 8)  :   N/A

4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

	N/A

5.	Amount of Securities Beneficially Owned at End of Month
	(Inst. 3 and 4):  0

6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4):  N/A

7.	Nature of Indirect Beneficial Ownership (Inst. 4):  N/A

Reminder:	Report on a separate line for each class of
		securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person,
  see Instruction 4(b)(v).							SEC 1474 (7-96)

FORM 4 (continued)							Page 3 of 4 Pages


Table II -	Derivative Securities Acquired, Disposed of,
			or Beneficially Owned
			(e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3):
	Employee Stock Options (right to buy)

2.	Conversion or Exercise Price of Derivative Security:   $18.25

3.	Transaction Date (Month/Day/Year):  2/1/99

4.	Transaction Code (Instr. 8):    V and A

5.	Number of Derivative Securities Acquired (A)	or Disposed of (D)
	(Instr. 3, 4, and 5):  (A) 7,500   (D) 0

6.	Date Exercisable and Expiration Date (Month/Day/Year)

	Date Exercisable				Expiration Date
	Immediately					1/31/2009

7.	Title and Amount of Securities Underlying Derivative Security
	(Instr. 3 and 4)

	Title:  Common Stock			Amount or Number of Shares:  7,500

8.	Price of Derivative Security (Instr. 5)	_______________

9.	Number of derivative Securities Beneficially Owned at End of Month
	(Instr. 4):  27,500

10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I)
	(Instr. 4):  D

11.	Nature of Indirect Beneficial Ownership (Inst. 4):  N/A

FORM 4 (continued)								Page 4 of 4 Pages



Explanation of Responses:
						/s/ Michael W. Harlan
						**Signature of Reporting Person
						Michael W. Harlan
						Date:      June 9, 1999

**	Intentional misstatements or omissions of facts constitute
	Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
	 If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection
of information contained in this form are not required to respond
unless the form displays a currently valid OMB Number.   SEC 1474 (7-96)



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